ISSUER FREE WRITING PROSPECTUS
Dated September 25, 2015
Filed Pursuant to Rule 433
Registration No. 333- 178651

UNITED REALTY TRUST INCORPORATED
FREE WRITING PROSPECTUS

United Realty Trust Incorporated (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC initially on December 21, 2011, and the registration statement first became effective on August 15, 2012. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The current final prospectus, dated May 8, 2015, and supplements thereto dated June 10, 2015 are available on the SEC Web site at:

http://www.sec.gov/Archives/edgar/data/1536256/000138713115001561/urt-424b3_050815.htm,

http://www.sec.gov/Archives/edgar/data/1536256/000138713115001917/urt-424b3_061015.htm, and

http://www.sec.gov/Archives/edgar/data/1536256/000138713115002720/urt-424b3_091015.htm.

First Capital Real Estate Investments, LLC, an affiliate of the Company’s sponsor, issued the following press release on September 23, 2015:

First Capital Real Estate Acquires New York Advisory Firm in $175 Million Transaction

NEW YORK, Sept. 23, 2015 /PRNewswire/ -- First Capital Real Estate Investments, LLC ("First Capital"), a Sacramento based real estate investment and finance firm, announced today that it closed on the acquisition of United Realty Advisors, LP, the external advisor to United Realty Trust Incorporated ("URTI"), an SEC-registered public non-traded REIT, and other affiliated entities (collectively, "United Realty").

Immediately prior to its acquisition of United Realty, First Capital and its affiliates entered into an Asset Contribution Agreement with URTI pursuant to which First Capital and affiliated entities contributed 28 assets to the REIT, including 18 hotels, five retail and self-storage properties, various residential and commercial land for development, and contract rights to acquire 13 additional hotels and more than 1,000 multi-family units. The contributed assets exceed $175 million in value. Both transactions closed on September 15, 2015 and were made public via SEC Form 8K filing under United Realty Trust Incorporated yesterday afternoon.

"We are tremendously excited about the acquisition of United Realty," commented Suneet Singal, CEO and Chairman of First Capital, "We believe this transaction allows First Capital to expand our platform capabilities through the acquisition of a firm which shares our value-add and opportunistic investment philosophy."

As a result of the transaction, Mr. Singal was named CEO and Chairman of the Board of URTI and United Realty Advisors, LP. Javier G. Vande Steeg and J. Tim Pruban were named as independent directors and Anthony A. Arostegui of Downey Brand LLP was named General Counsel.

"This is a new and exciting chapter for First Capital, United Realty and the investors we serve," commented Mr. Singal, "We look forward to sharing further exciting details in the coming months as we continue to broaden and expand our platform for the investment community."

About First Capital

First Capital Real Estate Investments, LLC was founded in 2003 and began in the mortgage and real estate business working with both commercial and residential assets. The company has developed into a complete vertically integrated company working in the following capacities: finance structuring (debt and equity), real estate acquisition, land development, construction of both residential and commercial, retail operations and asset reposition to stabilization. The First Capital Principals have worked in various functions including but not limited to, acquisition of raw unentitled land, entitlement completion and map approvals, bond financing, infrastructure build-out, vertical construction, real estate asset rehabilitation, and asset lease-up to stabilization. Recently, First Capital targeted acquisitions of assets that bring its management expertise and successful track record that result in economic stabilization for their significant portfolio of businesses and properties.

First Capital is led by its Chairman and CEO, Suneet Singal. Mr. Singal began his real estate finance career in 2001 in lending origination before forming First Capital in 2003. In 2006, Mr. Singal acquired and merged with a real estate lending platform, Amerifund Financial, and grew the combined company to over $1 billion a year in originations in both retail and wholesale as a direct lender with business in over 40 states. After the real estate market turn in 2007-08, Mr. Singal, through First Capital, mapped over 12 projects in California encompassing the following asset types: industrial, retail, multifamily, senior assisted living, hospitality and mixed use with aggregate values of over $250 million. Mr. Singal has finance and development experience in multiple asset classes, ranging from residential and commercial retail and wholesale loan origination, underwriting and securitization, and development to the acquisition of raw unentitled land, entitlement completion and map approvals, bond financing, infrastructure build-out and vertical construction, real estate asset rehab, and asset lease-up to stabilization. Mr. Singal holds a Bachelor of Arts degree in Finance from California State University-Sacramento with a concentration in Investments.

About United Realty

United Realty Advisors LP ("United Realty") is the advisor to United Realty Trust Incorporated, an SEC-registered non-traded real estate investment trust ("REIT").

United Realty Trust Incorporated, The Dual Strategy REIT, executes a dual investment strategy which seeks to generate both stable cash distributions and growth through the acquisition of stabilized, cash flowing real estate as well as value added and opportunistic assets.

United Realty strives to develop innovative, best-in-class real estate financial services products. Through its United Realty Securities affiliate, United Realty distributes its products through a national sales team dedicated to the independent broker-dealer community and RIAs across the country.

SOURCE First Capital Real Estate Investments, LLC